14047233

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SEC FILE NUMBER
~~8- 68966~~ 8-68966

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2014
WASH, D.C.
189

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/10/2012 (MM/DD/YY) AND ENDING 31/12/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Torch Partners Corporate Finance Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Cavendish Square
(No. and Street)

London (City) (State) W1G0PW (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rupert Robson 44 20 7227 4693
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

1350 Avenue of the Americas (Address) New York (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

KH
3/27

OATH OR AFFIRMATION

I, Rupert Robson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Torch Partners Corporate Finance Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JANICE PARISE
Notary Public, State of New York
No. 41-4966956
Qualified in Queens County
Commission Expires July 9, 2014

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Torch Partners Corporate Finance, Inc.

Statement of Financial Condition and Independent Auditors' Report
As of December 31, 2013

Torch Partners Corporate Finance, Inc.
Notes to Financial Statements
December 31, 2013

Rothstein Kass
Powered by Trust™

4 Becker Farm Road
Roseland, NJ 07068
973.994.6666
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To Torch Partners Corporate Finance, Inc.

We have audited the accompanying statement of financial condition of Torch Partners Corporate Finance, Inc. (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Torch Partners Corporate Finance, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 26, 2014

Torch Partners Corporate Finance, Inc.
Statement of Financial Condition
As of December 31, 2013

Assets		
Cash	$	627,623
Computer equipment, net		666
Other assets		11,821
Total assets	$	640,110
Liabilities and Stockholder's Equity		
Accounts payable and other accrued expenses	$	93,834
Due to affiliate		5,868
Total liabilities		99,702
Stockholder's equity		
Common stock		504,000
Additional paid in capital		432,985
Accumulated deficit		(396,577)
Total stockholder's equity		540,408
Total liabilities and stockholder's equity	$	640,110

The accompanying notes are an integral part of these financial statements.

1. Organization

Torch Partners Corporate Finance, Inc. ("Torch Partners Corporate Finance, Inc." or "the Company") is a Corporation incorporated in the state of California on March 4, 2011. On October 10, 2012, the company received the Financial Industry Regulatory Authority ("FINRA") registration approval letter. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. Torch Partners Corporate Finance, Inc. is a wholly owned subsidiary of Torch Group Limited. The Company's business activities include private placement of securities on a best efforts basis and investment banking advisory services.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

These financial statements were approved by management and available for issuance on February 26, 2014. Subsequent events have been evaluated through this date.

The following is a summary of the significant accounting policies followed by the Company.

Cash
Cash consists of cash in banks, primarily held at one financial institution which at times may exceed federally insured limits.

Accounts Receivable
Accounts receivable is stated at its net realizable value, which represents the account balance less an allowance for balances not fully collectable. The Company considers a receivable uncollectible when, based on current information or factors such as age and credit worthiness, it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt.

Revenue Recognition
The Company recognizes revenues in accordance with Accounting Standards Codification ("ASC") Topic 605, "Revenue Recognition", which stipulates that revenue generally is realized, or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable. Fees from financial advisory assignments and private placements are recognized in revenue when the services related to the underlying transaction are completed under the terms of the assignment. If a service is rendered on a contingent fee basis, revenues are recognized upon satisfaction of the contingency. For the period from October 10, 2012 (commencement of operations) through December 31, 2013, the Company's revenues were derived primarily from success fees on private placements.

Computer Equipment

Maintenance and repair costs are expensed as incurred. Computer Equipment is carried at cost, less accumulated depreciation, and is depreciated on a straight line basis generally using estimated useful lives of 3 years. As of December 31, 2013, fixed assets are comprised of the following:

Computer equipment, net	$	5,563
Less: accumulated depreciation		(4,897)
	$	666

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that it would be able to realize their deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance is made, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740-10-25 *"Accounting for Uncertainty in Income Taxes"* on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company files its income tax returns in the U.S. federal and various state, local and foreign jurisdictions. The Company remains subject to income tax examinations for all periods since inception. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state, local and foreign tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

3. Expense Sharing Agreement

On August 8, 2013, the Company and Torch Partners Corporate Finance Limited ("Affiliate") entered into an Administrative Services Agreement (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses the Affiliate, on a monthly basis, for a proportional share of salaries and related expenses of personnel employed by

the Affiliate. During the period from October 10, 2012 (commencement of operations) through December 31, 2013, the Company incurred approximately $64,000 of expenses under the Expense Sharing Agreement.

On August 8, 2013, the Company has also entered into a Marketing and Transaction Support Services agreement with the Affiliate. As per the terms of this agreement, the Company provides marketing support, business development and transaction execution support services to the Affiliate. For the period from October 10, 2012 (commencement of operations) through December 31, 2013, the Company invoiced the affiliate for approximately $64,000 of expenses under this agreement.

4. Income Taxes

The provision for income taxes consists of the following:

Current		
Federal	$	47,211
State and local		13,261
	$	60,472

At December 31, 2013, the Company has a net deferred tax asset of approximately $200,000, which is primarily attributable to timing differences between book and tax. As future realization is uncertain, the Company has fully reserved this deferred tax asset.

5. Stockholder's Equity

For the period from October 10, 2012 (commencement of operations) through December 31, 2013, the Company received $200,000 in capital contributions from Torch Group Limited.

Capital Structure

As of December 31, 2013, the Company was authorized to issue 1,000,000 shares of stock, of which 504,000 shares were issued and outstanding. There was an issuance of 100,000 Founder's shares on March 7, 2011.

6. Commitments

The Company leases its office facility under an operating lease expiring March 31, 2015. Aggregate future minimum annual rental payments are approximately as follows:

Year ending December 31,

2014	$	24,000
2015		6,000
	$	30,000

Rent expense under this operating lease amounted to approximately $41,000 for the period from October 10, 2012 (commencement of operations) through December 31, 2013 and includes common area maintenance charges.

7. Net Capital Requirements

As a FINRA registered broker-dealer, Torch Partners Corporate Finance, Inc. is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, Torch Partners Corporate Finance, Inc. is required to maintain minimum net capital equal to the greater of $5,000 and 6.667% of aggregate indebtedness. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, Torch Partners Corporate Finance, Inc. had net capital of approximately $528,000, which was approximately $521,000 above its required net capital of the greater of $5,000 and 6.667% of aggregated indebtedness. The ratio of aggregate indebtedness to net capital was .19 to 1 at December 31, 2013.

Due to the delay in the receipt of certain revenues, the Company was out of net capital compliance for the period from September 27, 2013 through October 8, 2013. The Company went back into net capital compliance with the receipt of the advisory fee income on October 9, 2013. The Company's controls identified that there could be a net capital deficiency and the expectation was that the fee income would be received, however, due to a delay in receipt of the funds, the Company went out of net capital compliance.

8. Concentrations of Credit Risk

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

During the period from October 10, 2012 through December 31, 2013, approximately 96% of the Company's revenues were from 1 customer.

9. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10. Recent Regulatory Developments

In July 2013, the SEC adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.